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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Impreso, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45320V109000

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45320V109000			Page 2 of 4

1.	Name of Reporting Person: Thomas R. Kincaid		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 303,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 303,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 303,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 5.7%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 5,278,780 shares outstanding at January 14, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004.

CUSIP No. 45320V109000	Page 3 of 4

     This Amendment No. 3 to Schedule 13D (this “Amendment”) supplements the Schedule 13D filed on August 30, 2002 (the “Original Filing”), by Thomas R. Kincaid (“Kincaid” or the “Reporting Person”), as supplemented by the Schedule 13D/A filed on May 14, 2004 (“Amendment No. 1”) and the Schedule 13D/A filed on September 23, 2004 (“Amendment No. 2”), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended by Amendment No. 1 and Amendment No. 2.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     On March 22, 2005, the Reporting Person submitted a written demand (the “Demand”), a copy of which is attached hereto as Exhibit 99.1, constituting a stockholder’s request for information pursuant to Section 220 of Delaware General Corporation Law to the Chief Executive Officer of the Issuer, Marshall D. Sorokwasz, to inspect, and to make copies and extracts from, the books and records of the Issuer and its subsidiaries related to the Director and Officer Liability Policies of the Issuer and its subsidiaries in effect for 2001, 2002, 2003, 2004 and 2005, and any supplements, amendments or correspondence relating thereto (the “D&O Policies”). The Reporting Person made the Demand for purposes of investigating performance by the Issuer’s management.

     On March 29, 2005, the Issuer’s outside counsel stated in a letter that it would not produce the records requested but that Mr. Sorokwasz would be willing to discuss any issues with the Reporting Person. The Reporting Person responded to the Issuer’s response with a second written demand on April 7, 2005, a copy of which is attached hereto as Exhibit 99.2, again requesting to inspect the D&O Policies for purposes of investigating performance by the Issuer’s management and pursuing any applicable remedies.

     Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits

99.1	Letter to Impreso, Inc., dated March 22, 2005

99.2	Letter to Impreso, Inc., dated April 7, 2005

CUSIP No. 45320V109000	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2005

Date

/s/ Thomas R. Kincaid

Signature

Thomas R. Kincaid

Name/Title